DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
12/16/2005



1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA
9. SOLE DISPOSITIVE POWER

NA______________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

491,593

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.8253%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

117,600

8. SHARED VOTING POWER

20,000
9. SOLE DISPOSITIVE POWER

267,923
______________________________________________________

10. SHARED DISPOSITIVE POWER
223,670

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

491,593

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.8253%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

223,670

8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER

0
______________________________________________________

10. SHARED DISPOSITIVE POWER
223,670

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

223,670

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.38%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________





The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned on May 19, 2005. This Amendment No.6 amends the Schedule 13D as specifically set forth.

Item 4 is amended as follows:
Item 4. PURPOSE OF TRANSACTION
The filing persons have submitted the attached letter (Exhibit 1) to the issuer.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the proxy statement filed on February 7, 2005 there were 4,157,116.63 shares outstanding as of January 12 , 2005. The percentage set forth in this item (5a) was derived using such number.

a. The total number of shares owned by Bulldog Investors, Mr. Phillip Goldstein and Mr. Andrew Dakos is 491,593 shares or 11.8253%. Mr.Goldstein is deemed to be the beneficial owner of 491,593 shares of NRL or 11.8253% of the outstanding shares. Mr. Dakos is deemed to be the beneficial owner of 223,670 shares of NRL or 5.38% of the outstanding shares

b. Power to dispose of securities resides solely with Mr. Phillip Goldstein for 267,923 shares and jointly with Mr. Dakos for 223,670 shares. Power to vote securities resides solely with Mr. Phillip Goldstein for 117,600 shares and jointly for 20,000 shares. Mr. Dakos has the sole power to vote 223,670 shares.

c. During the last sixty days the following shares of common stock were purchased, unless previously reported (there were no sales):


12/16/05    1500 @ 22.62
12/15/05    300 @ 22.6
12/14/05    1000 @ 22.67
12/14/05    6000 @ 22.66
12/12/05    400 @ 22.78
11/30/05    1600 @ 22.4
11/29/05    2700 @ 22.4

Item 7 has been amended as follows:

Item 7: Exhibit 1
Letter to Issuer
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2005

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name: Andrew Dakos













Exhibit 1. Letter to Issuer



           60 Heritage Drive, Pleasantville, NY 10570
    (914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net

                                   December 18, 2005

Michael L. Hirschfeld
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005-1413

Dear Mr. Hirschfeld:

On November 23, 2005, we wrote a letter to the board of directors of Neuberger Berman Real Estate Income Fund Inc. (the "Fund") advising it that we had acquired an aggregate of 478,093 shares representing 11.5006% of the Fund's outstanding shares. On November 29, 2005, you advised us that the Fund had amended the poison pill so that "its implementation is not required when the triggering threshold is exceeded by an acquisition that the Board determines to be DE MINIMUS."

We still want to trigger the pill because (1) we don't approve of poison pills generally, and (2) we think triggering the poison pill will lead to a settlement of the costly litigation about its legitimacy. Since November 23, 2005, we have acquired more shares of the Fund. As of December 16, 2005 our group beneficially owns 491,593 shares representing 11.8253% of the Fund's outstanding shares. Please tell us how many shares we have to buy to exceed the triggering threshold by more than a DE MINIMUS amount. Thank you.

                                   Very truly yours,


                                   Phillip Goldstein